i2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

February 18, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief – Legal

By EDGAR and Facsimile (202-772-9210)

Re:	i2 Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed January 9, 2009
File No. 333-156638

Dear Mr. Shuman:

Set forth below are the Company’s responses to the comment contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 4, 2009 with respect to the Registration Statement referred to above. The heading and numbered response in this response letter correspond to the heading and numbered comment contained in such letter. For your convenience, we have repeated the staff’s comment below in bold face type before our response.

General

1.	You state on page 16 of your selling stockholder disclosure that the shares of common stock being registered for resale hereby include additional shares “which may be held or acquired from time to time by the selling stockholder, whether acquired pursuant to the Certificate of Designations for the Series B Preferred Stock or otherwise.” This language suggests that you are seeking to register for resale certain shares of common stock that are not currently outstanding or issuable upon exercise or conversion of currently outstanding securities, or shares that the selling stockholder is not currently irrevocably bound to purchase subject only to conditions outside its control. See Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise your registration statement as necessary to clarify the nature of the shares being registered for resale.

Response to Comment 1

We have revised the Registration Statement to reduce the number of shares of common stock being registered from 5,942,801 shares of our common stock to only 5,402,543 shares. The new number of shares being registered represents the shares of common stock issuable upon conversion of up to 125,069 shares of our Series B Preferred Stock at the rate of 43.1965 shares of common stock

Securities and Exchange Commission

February 18, 2009

per share of Series B Preferred Stock, of which (i) 109,303 shares of Series B Preferred Stock have been issued to the selling stockholder as of December 31, 2008 and (ii) up to an additional 15,766 additional shares of Series B Preferred Stock may be issued to the selling stockholder after December 31, 2008, as payment of future dividends on outstanding shares of Series B Preferred Stock. Because the share number has changed, there are conforming changes made throughout the document.

In addition, in the “Selling Stockholder” section we have deleted the sentence that included the clause “which additional shares may be held or acquired from time to time by the selling stockholder, whether acquired pursuant to the Certificate of Designations for the Series B Preferred Stock or otherwise” since there are no other shares being covered other than those described in the immediately-preceding paragraph.

Finally, we have added disclosure to the “Description of Capital Stock – Preferred Stock” section to clarify that the Company has the sole right to decide whether to pay dividends on the Series B preferred stock in cash or through the issuance of additional shares of Series B preferred stock, and the selling stockholder does not have any right to make that determination and is not making any investment decision when it receives additional shares of Series B preferred stock as payment of dividends.

We also made updating changes to the Registration Statement to reflect recent developments that have occurred with respect to the Company since the date of the initial filing.

* * *

The Company desires to cooperate with the staff with a view toward concluding the comment process as soon as practicable. We will contact Kathleen Wray over the next few days to confirm that this letter satisfies the staff’s comment. Should there be any additional comments or questions in the interim, please direct them to me at (469) 357-4788 or to Mark Kopidlansky with Munsch Hardt, counsel to the Company, at (214) 855-7580.

Very truly yours,

/s/ Mark E. Trivette

Mark E. Trivette

Vice President, Finance and Corporate

Controller

cc:	Katherine Wray, SEC (via facsimile no. 202-772-9210)
Michael J. Berry, i2 Technologies (via email)
A. Michael Hainsfurther, Munsch Hardt (via email)
Mark A. Kopidlansky, Munsch Hardt (via email)